CERTIFICATIONS

In connection with the report of Fronteer Development Group Inc. (the “Company”) on Form 40-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark O’Dea, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2008	By:	/s/ Mark O’Dea

Mark O’Dea
President and Chief Executive Officer
(principal executive officer)